Exhibit 12.1

KODIAK OIL & GAS  INC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	(In thousands)
	Year ended December 31,
	2006	2007	2008	2009	2010

Net Annual Income / (Loss)	$(2,786)	$(38,186)	$(56,498)	$(2,563)	$(2,402)
Add fixed charges	$6	$13	$22	$36	$644

Earnings as defined	$(2,780)	$(38,173)	$(56,476)	$(2,527)	$(1,758)

Estimated interest component of rent	$6	$13	$15	$11	$12
Interest on outstanding loans	$—	$—	$—	$—	$549
Amortization of deferred financing costs	$—	$—	$7	$25	$83
Total Fixed charges	$6	$13	$22	$36	$644

Ratio of Earnings to Fixed charges	—	—	—	—	—

Estimated interest within rental expense:
Total rent expense	$63	$144	$244	$248	$289
Instrument,“Bank prime loan” rate
Frequency,“Annual”; (1)	7.96%	8.06%	5.12%	3.25%	3.25%
+ 1% premium, small cap company	1.00%	1.00%	1.00%	1.00%	1.00%
TOTAL	8.96%	9.06%	6.12%	4.25%	4.25%

Calculated interest within rental expense	$6	$13	$15	$11	$12

Fixed Charges Coverage	$(2,786)	$(38,186)	$(56,491)	$(2,538)	$(1,770)

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include income before income taxes and fixed charges. “Fixed charges” include interest, whether expensed or capitalized. Earnings for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 were insufficient to cover fixed charges by , $2.8, $38.2, $56.5, $2.5 and $1.8 million respectively.

(1)            ,Description,“Average majority prime rate charged by banks on short-term loans to business, quoted on an investment basis”

  ,Note,“Weekly figures are averages of 7 calendar days ending on Wednesday of the current week; monthly figures include each calendar day in the month.”

  ,Note,“Annualized using a 360-day year or bank interest.”

  ,Note,“Rate posted by a majority of top 25 (by assets in domestic offices) insured U.S.-chartered commercial banks. Prime is one of several base rates used by banks to price short-term business loans.”